VICTORY COMMERCIAL MANAGEMENT INC.

3rd Floor, 369 Lexington Ave,

New York, NY 10017

212-922-2199

February 12, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Rahul K. Patel

Re:	Victory Commercial Management Inc. Registration Statement on Form S-1/A File No. 333-228242 REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Patel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Victory Commercial Management Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 A.M. Eastern Standard Time on February 14, 2019 (the “Effective Time”).

Please note that we acknowledge the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Alex Brown
Alex Brown
Chief Executive Officer